Exhibit 1
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[Desc Logo] [Photograph of Corporate Building]
Share Price Fluctuations and Financial

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: (52) 5261-8037                                           Tel: 646-230-1993
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


                        Desc Informs the Market Regarding
                     its Share Price and Financial Situation

Mexico City, September 28, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced that the decline in its share price, experienced during the course of today, does not reflect any relevant events since all material information regarding the Company's operations is already publicly available.

In addition, the financial difficulties that other issuers in some of the sectors in which Desc operates are facing to refinance and service their debt, are not being experienced by Desc, since the Company continues to maintain a solid balance sheet. Moreover, as of the end of the third quarter 2001, the Company expects to achieve an interest coverage ratio of over 3x.











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